FOR IMMEDIATE RELEASE                             Contact:
October 19, 1995                                  David Stakun
                                                  215-963-6639
                                                  david.j.stakun@bell-atl.com



Bell Atlantic Posts Double-Digit Earnings Growth

     Philadelphia -- Increasing demand for network services, aggressive cost control and strong wireless profits drove third-quarter 1995 net income at Bell Atlantic Corporation (NYSE: BEL) up 11.2 percent over third-quarter 1994 levels, excluding certain one-time items in both periods. Earnings per share, excluding those one-time items, rose 11.0 percent, to $1.01.

     "This was a very impressive quarter for Bell Atlantic," said Chairman and Chief Executive Officer Raymond W. Smith, "and another step toward a very successful year. In our network business, strong revenue growth from vertical services and across-the-board efficiency improvements produced a solid bottom line, even while we undertook strategic price reductions in key competitive markets. What's more, our new domestic wireless company is reaching ever higher levels of profitability, putting us on a firm foundation for continued expansion."

     For the third quarter, Bell Atlantic posted earnings per share of $1.38 and net income of $604.8 million, which include a one-time after-tax gain of $203 million, or $.46 per share, from the sale of overlapping cellular properties in connection with the July 1, 1995, combination of Bell Atlantic Mobile and NYNEX Mobile Communications, and non-recurring charges of approximately $40 million, or $.09 per share, associated with certain business development ventures and contracts. To exclude these items for comparison purposes, third-quarter 1995 earnings should be reduced by $162.9 million, or $.37 per share, to $441.9 million, or $1.01 per share.

     In the prior year, the company reported a third-quarter loss of $1.87 billion, or $4.29 per share, which included non-cash charges related to the dis-continuation of regulatory accounting practices, employee separation costs and the disposition of non-core businesses. For comparison purposes, third-quarter 1994 earnings should be increased by $2.27 billion, or $5.20 per share, to $397.5 million, or $.91 per share (see supplemental table).

Network Highlights

     "In our network business, we're clearly seeing increasing revenue growth from aggressive marketing and new product introductions," said Bell Atlantic Vice Chairman James G. Cullen.

During the third quarter:

Access lines increased 3.3 percent, supported by 45 percent higher year-to-date sales of second residential lines;

Total ISDN (integrated services digital network) lines in service rose above 130,000 as Bell Atlantic prepared for commercial introduction to the consumer marketplace;

Caller ID penetration topped 10 percent, nearly doubling since the third quarter of last year, with quarterly revenues up 64 percent;

And Bell Atlantic's network integration business continues to grow revenue at an annual rate above 50 percent.


     On the expense side, Bell Atlantic continues to meet aggressive network cost reduction targets.

Network operating expenses, including depreciation, totaled $2.34 billion, up only 1.7 percent;

Employees per 10,000 access lines decreased by 6.5 percent;

And year-to-date cash operating expenses per access line are at $316, more than 4 percent lower than year-ago levels.


     "Earnings improvement at Bell Atlantic was achieved despite a number of price reductions, including an annual $305 million access price decrease in compliance with an FCC order and the introduction of new toll discount plans," Cullen said. "Though we're pleased with our performance this quarter, Bell Atlantic will continue its vigorous pursuit of sustained network revenue growth by developing high-value products and addressing new market opportunities."


                    Wireless Highlights


     In the wireless marketplace, Bell Atlantic reaped healthy returns from its partnership in BELL ATLANTIC NYNEX Mobile, the company created by the July 1, 1995, combination of the domestic cellular operations of Bell Atlantic and NYNEX. (Returns from this investment -- along with those of other components of Bell Atlantic's wireless portfolio -- are now reported as "Equity in income of affiliates.")

     "We've become a global leader in wireless, with 85 million proportionately owned POPs (population in markets where a carrier is licensed)," said Bell Atlantic Vice Chairman Lawrence T. Babbio, Jr. "We've positioned ourselves to participate not only in today's phenomenal domestic growth, but also in the tremendous growth worldwide.

     "Today, BELL ATLANTIC NYNEX Mobile is setting the benchmark for how wireless businesses should be managed for maximum investment value. Thanks to cost-effective marketing and distribution channels, cash flow margins are among the highest in the industry. And thanks to innovative product design and pricing, we're positioned to compete with anyone."

     Highlights of BELL ATLANTIC NYNEX Mobile's third-quarter performance, with comparative financial and operating statistics derived as if the company had existed prior to July 1, 1995 (see supplemental table), include:

Annual subscriber growth of 47 percent with the addition of 228,800 subscribers during the third quarter, bringing the total to nearly 3 million;

A reduction in per-customer acquisition costs to $216, among the lowest in the country;

Further reduction in the customer churn (turnover) rate, to 1.7 percent;

Success in broadening the wireless market with the uniquely priced, consumer-friendly TalkAlong (SM) wireless communication service; since the debut of the service in March 1995, more than 50,000 people have subscribed. BELL ATLANTIC NYNEX Mobile will make TalkAlong available in major retail outlets in time for this year's holiday season;

And despite innovative pricing initiatives such as TalkAlong and low-cost MobileReach(r) roaming from Maine to the Carolinas, operating cash flow margins increased to 43 percent, reflecting a 78 percent increase in operating cash flow over year-earlier levels.

     In other ventures, Bell Atlantic continues to develop new market opportunities across the United States and abroad.

The national alliance of PCS PrimeCo, L.P., agreed to award contracts to AT&T Network Systems and Motorola to build end-to-end CDMA (code division multiple access) wireless communication systems.

Bell Atlantic's Omnitel Pronto Italia consortium, which holds the second cellular license in the rapidly growing Italian market, began a market trial in preparation for full commercial launch in early 1996.

The Mexican government granted Grupo Iusacell, S.A. de C.V., Mexico's leading independent wireless company, a concession to install and operate a public network to provide domestic and international long-distance services. The concession paves the way for Iusacell, in which Bell Atlantic owns a 41.9 percent equity interest, to become a full-service telecommunications provider in high-growth Mexican markets.

     "While we acknowledge the economic difficulties in Mexico's recent past," said Babbio, "we also recognize tremendous long-term growth opportunities in the under-served Mexican marketplace."


          Additional Strategic Initiatives

Indicating confidence in the future of its video market opportunity, TELE-TV, the national video and interactive alliance of Bell Atlantic, NYNEX and Pacific Telesis, selected Thomson Consumer Electronics to provide digital wireless television set-top devices for up to three million homes.

Bell Atlantic introduced its Bell Atlantic (TM) Visa r credit card, which offers consumers telephone service rebates of 1% on all credit card purchases, 2% on Bell Atlantic services and 3% on calling card charges.

The company initiated a residential ISDN market trial in Baltimore and four Maryland counties. Commercial residential ISDN service was recently introduced in three West Virginia metropolitan areas.


     Bell Atlantic Corporation (NYSE: BEL) is at the forefront of the new communications, entertainment and information industry. In the mid-Atlantic region, the company is the premier provider of local telecommunications and advanced services. Globally, it is one of the largest investors in the high-growth wireless communication marketplace. Bell Atlantic also owns a sub-stantial interest in Telecom Corporation of New Zealand and is actively developing high-growth national and international business opportunities in all phases of the industry.


                              ####


    INTERNET USERS: Bell Atlantic news releases, executive speeches, news media contacts and other useful information are available on Bell Atlantic's media relations World Wide Web site (http://www.ba.com), by gopher (gopher://ba.com) or by ftp (ftp://ba.com/pub).

               BELL ATLANTIC CORPORATION AND SUBSIDIARIES


Condensed Consolidated Statements of Operations (unaudited)
(In millions, except per-share amounts)

                             Three months ended           Nine months ended
                                 September 30                September 30
                             1995(a)       1994(b)         1995(a)    1994(b)
Operating Revenues
     Transport Services:
   Local service               $1,118.6  $1,090.9        $3,305.  2  $3,235.1
   Network access                 856.2     836.8         2,549.5     2,424.4
   Toll service                   355.9     376.5         1,082.2     1,189.6
Ancillary Services:
   Directory advertising          273.4     270.8           826.3       808.3
   Other                          142.3     120.8           414.9       331.4
Value-Added Services              353.0     316.9         1,010.6       948.3
Wireless Services                   --      271.7           628.0       767.5
Other Services                    161.7     170.9           458.6       600.3
Total Operating Revenues        3,261.1   3,455.3        10,275.3    10,304.9

Operating Expenses
Employee costs,
  including benefits and taxes  1,034.6   1,236.2         3,129.5     3,312.9
Depreciation and amortization     642.5     674.7         1,991.9     1,972.4
Other                             864.6     953.4         2,760.0     2,882.3
Total Operating Expenses        2,541.7   2,864.3         7,881.4     8,167.6

Operating Income                  719.4     591.0         2,393.9     2,137.3

Equity in income of affiliates     74.5      23.0            90.3        62.0
Other income (expense), net       317.1     (20.5)          324.0         7.1
Interest expense                  133.9     153.6           420.5       437.4
Income before provision for income
    taxes and extraordinary items 977.1     439.9         2,387.7     1,769.0
Provision for income taxes        372.3     164.2           921.3       682.0
Income before extraordinary items 604.8     275.7         1,466.4     1,087.0
Extraordinary items:
 Early extinguishment of debt,
 net of tax                        --        --               --         (6.7)
 Discontinuation of regulatory
 accounting principles,
 net of tax                        --    (2,150.0)            --    ( 2,150.0)
    Total extraordinary items            (2,150.0                    (2,156.7)

Net Income (loss)               $604.8  $(1,874.3)       $1,466.4   $(1,069.7)

(a) On July 1, 1995, the company contributed its domestic cellular business to a partnership and accounts for its share of the partnership's results under the equity method.
(b) Effective August 1, 1994, the company's telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."

                    BELL ATLANTIC CORPORATION AND SUBSIDIARIES

(In millions, except per-share amounts)
                                        Three months ended    Nine months ended
                                             September 30       September 30
                                            1995(a)  1994(b)  1995(a) 1994(b)
Per Common Share Amounts
   Income before extraordinary items         $1.38      $.63    $3.35   $2.49
   Extraordinary items                         --      (4.92)     --    (4.94)

   Net Income (loss)                         $1.38    $(4.29)   $3.35  $(2.45)

Dividends declared per common share           $.70      $.69    $2.10   $2.07

Weighted average number of common
   and equivalent shares outstanding        438.5     437.3    437.9   437.3


Per Share Analysis (unaudited)

Earnings per Share, as Reported              $1.38    $(4.29)   $3.35  $(2.45)
Adjustments:
  Gain on sale of conflicted properties       (.46)       --     (.46)    --
  Non-recurring business development
      charges                                  .09        --      .09     --
  Discontinuance of regulatory
       accounting principles                    --     $4.92       --   $4.92
  Employee severance plan costs                 --       .23       --     .23
  Loss on disposition of non-strategic assets   --       .05       --     .05
  Impact of peso devaluation                    --        --     . 03     --
  Early extinguishment of debt                  --        --      --      .02
Adjusted Earnings per Share                  $1.01      $.91    $3.01   $2.77

Other Selected Data
                                                    September 30,
                                             1995                1994

Return on Average Common Equity
   Three months ended                        36.2%              (10.1)%
   Nine months ended                         30.5%               (8.3)%
Total Assets (millions)                 $24,546.0           $24,517.9
Total Employees                          67,800              72,900

(a) On July 1, 1995, the company contributed its domestic cellular business to a partnership and accounts for its share of the partnership's results under the equity method.
(b) Effective August 1, 1994, the company's telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."

               BELL ATLANTIC CORPORATION AND SUBSIDIARIES


Condensed Consolidated Statements of Cash Flows (unaudited)
(In millions)
                                          Nine months ended September 30,
                                                 1995           1994

Cash Flows from Operating Activities
Net income (loss)                             $1,466.4        $(1,069.7)
Depreciation and amortization                  1,991.9           1,972.4
Extraordinary items                              --              2,156.7
Other, net                                      (542.1)           (517.1)

Net Cash Provided by Operating Activities      2,916.2           2,542.3

Net Cash Used in Investing Activities         (1,952.5)           (966.1)

Net Cash Used in Financing Activities         (1,008.9)         (1,496.2)

Increase (Decrease) in Cash and Cash Equivalents (45.2)             80.0

Cash and Cash Equivalents, Beginning of Period   142.9             146.1

Cash and Cash Equivalents, End of Period         $97.7            $226.1

      BELL ATLANTIC NYNEX MOBILE CELLULAR OPERATIONS PRO FORMA
                           (unaudited)

The following unaudited pro-forma selected operating and financial data give effect to the combination of Bell Atlantic Mobile and NYNEX Mobile Communi-cations for periods presented prior to July 1, 1995, and have been adjusted for certain intercompany transactions and the disposition of overlapping properties. These pro-forma results, therefore, are an approximate representation of BELL ATLANTIC NYNEX Mobile (BANM) results "as if" the company had been in existence prior to July 1, 1995.

                                         Three months ended September 30,

                                          1995         1994      % change
Selected Operating Data
Controlled POPs (1) (000)                55,840       54,750       2.0
Owned POPs (2)(000)                      53,511       52,476       2.0
Subscribers (000)                         2,973        2,020      47.2
Penetration (3)                               5.3%         3.7%   44.3
Churn                                         1.7%         1.8%   (2.9)
Revenues per subscriber per month (4)       $64          $75     (15.2)
Acquisition cost per gross add (5)         $216         $246     (12.1)

Selected Financial Data
(Dollars in millions)
Operating revenues (6)                     $496.3       $391.4     26.8
Less:  Cost of equipment                     69.1         58.3     18.5
Net revenues                                427.2       $333.1     28.2
Operating income                            117.3         51.1    129.6
Pre-tax income (7)                          111.0         43.6    154.4
Operating cash flow (8)                     184.2        103.8     77.5
Operating cash flow margin                   43%          31%      38.5
Capital expenditures
 excluding acquisitions                      76.1        129.5    (41.2)


Footnotes:
(1) Controlled POPs represent the total number of POPs for markets in which BANM has operating control.
(2)  Owned POPs represent BANM percentage ownership in all licensed markets.
(3)  Penetration is calculated by dividing subscribers by controlled POPs.
(4) Revenue per subscriber is calculated using service revenues, incollect roaming, outcollect roaming and equipment revenue. Incollect roaming revenues were $48.3 million and $125.4 million, respectively, for the three- and nine-month periods ended 9/30/95 and $38.6 million and $112.4 million, respectively, for the three- and nine-month periods ended 9/30/94.
(5) Acquisition costs include commission expense and net margin on sale of customer equipment.
(6) Operating revenues include service revenues, outcollect roaming, and equipment revenues.
(7) Pre-tax income represents the income distribution to the two equity partners, Bell Atlantic and NYNEX.
(8) Operating cash flow equals operating income plus depreciation and amortization.